UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Copy to:

Jennifer M. Schneck Linklaters One Silk Street London EC2Y 8HQ England 011-44-20-7456-2000	Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, State, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS England 011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX

This Amendment No. 20 (“Amendment No. 20”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”), as amended, initially filed by Gold Fields with the Securities and Exchange Commission (the “SEC”) on December 7, 2004 relating to the Subsequent Offer. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

This Amendment No. 20 amends and supplements Item 4 as follows:

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

Under the heading “Basis for Recommendation”, the second paragraph is hereby amended and restated as follows:

“In accordance with their obligations to act in your best interests, your Board has considered Harmony’s Subsequent Offer and, in accordance with its obligations under the S.A. Code (as defined below), has retained ABSA Corporate & Merchant Bank (“ACMB”) as its independent financial adviser with respect to the South African portion of the Subsequent Offer.

The purpose of this discussion is to provide you with your Board’s view on Harmony’s Subsequent Offer.”

This Amendment No. 20 amends and supplements Item 5 as follows:

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The third paragraph in Item 5 is amended and restated as follows:

“ACMB has been retained to act as an independent financial advisor under the South African Securities Regulation Code on Takeovers and Mergers (the “S.A. Code”) to the Board in connection with the South African portion of the Early Settlement Offer. With respect to the South African portion of the Subsequent Offer, ACMB has continued to act as the Company’s independent financial adviser under the S.A. Code and has provided customary advice in that role, including responding to questions of the Company and its advisers pertaining to the conduct of the South African portion of the Subsequent Offer, participation in telephone conversations with the Company and its other advisers and engaging in such other tasks as was reasonable for them to do under the terms of their engagement. The Company has agreed to pay ACMB a fee of Rand 3 million in aggregate with respect to the Early Settlement Offer and the Subsequent Offer; to reimburse ACMB for all disbursements; and to indemnify it and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.”

This Amendment No. 20 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Readers of this Schedule 14D-9 are hereby advised that the statements made in Exhibit 99.(a)(36) are beliefs and opinions of Gold Fields and its Board.

      This Amendment No. 20 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)#	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004
99	.(a)(20)#	Press release rejecting suggestions made in the media by Harmony, dated December 9, 2004
99	.(a)(21)#	Press release expressing concern over Harmony’s delay in producing its Reserves Statement, dated December 10, 2004
99	.(a)(22)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 10, 2004
99	.(a)(23)#	Market and share performance data available on Gold Fields’ website
99	.(a)(24)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 12, 2004
99	.(a)(25)#	Gold Fields’ announcement regarding preliminary discussions relating to the Offer, dated December 20, 2004
99	.(a)(26)#	Letter from Ian Cockerill to Gold Fields employees, dated December 21, 2004
99	.(a)(27)#	Press release reiterating the Gold Fields Board’s position that Harmony’s offer should be abandoned, dated January 11, 2005
99	.(a)(28)#	Gold Fields’ advertisement relating to the Harmony offer and the prospective competent persons report on Harmony’s gold reserves, dated January 24, 2005
99	.(a)(29)#	Press release regarding Harmony’s extension of the Offer and waiver of its 50% minimum acceptance condition, dated January 28, 2005
99	.(a)(30)#	Announcement of its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(31)#	Presentation regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(32)#	Transcript of presentation given by Gold Fields regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(33)#	Transcript of conference call held by Gold Fields regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(34)#	Press release regarding the recommendation of the Competition Commission of South Africa, dated February 11, 2005
99	.(a)(35)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated February 14, 2005
99	.(a)(36)#	Letter from Gold Fields to the holders of its Shares, dated February 18, 2005
99	.(a)(37)#	Document from Gold Fields comparing the performance of Harmony and Gold Fields, dated February 18, 2005
99	.(a)(38)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated February 28, 2005
99	.(a)(39)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 7, 2005
99	.(a)(40)#	Press release announcing that Gold Fields has withdrawn from the proceedings before the South African Securities Regulation Panel, dated March 16, 2005
99	.(a)(41)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 22, 2005
99	.(a)(42)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 28, 2005
99.(a)(43)#		Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 29, 2005

2

Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

#	Previously filed.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and
Chief Financial Officer
Date: March 30, 2005

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)#	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004
99	.(a)(20)#	Press release rejecting suggestions made in the media by Harmony, dated December 9, 2004
99	.(a)(21)#	Press release expressing concern over Harmony’s delay in producing its Reserves Statement, dated December 10, 2004
99	.(a)(22)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 10, 2004
99	.(a)(23)#	Market and share performance data available on Gold Fields’ website
99	.(a)(24)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 12, 2004
99	.(a)(25)#	Gold Fields’ announcement regarding preliminary discussions relating to the Offer, dated December 20, 2004
99	.(a)(26)#	Letter from Ian Cockerill to Gold Fields employees, dated December 21, 2004
99	.(a)(27)#	Press release reiterating the Gold Fields Board’s position that Harmony’s offer should be abandoned, dated January 11, 2005
99	.(a)(28)#	Gold Fields’ advertisement relating to the Harmony offer and the prospective competent persons report on Harmony’s gold reserves, dated January 24, 2005
99	.(a)(29)#	Press release regarding Harmony’s extension of the Offer and waiver of its 50% minimum acceptance condition, dated January 28, 2005
99	.(a)(30)#	Announcement of its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(31)#	Presentation regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(32)#	Transcript of presentation given by Gold Fields regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(33)#	Transcript of conference call held by Gold Fields regarding its second quarter 2005 financial results, dated January 31, 2005
99	.(a)(34)#	Press release regarding the recommendation of the Competition Commission of South Africa, dated February 11, 2005
99	.(a)(35)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated February 14, 2005
99	.(a)(36)#	Letter from Gold Fields to the holders of its Shares, dated February 18, 2005
99	.(a)(37)#	Document from Gold Fields comparing the performance of Harmony and Gold Fields, dated February 18, 2005
99	.(a)(38)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated February 28, 2005
99	.(a)(39)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 7, 2005
99	.(a)(40)#	Press release announcing that Gold Fields has withdrawn from the proceedings before the South African Securities Regulation Panel, dated March 16, 2005
99	.(a)(41)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 22, 2005
99	.(a)(42)#	Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 28, 2005
99.(a)(43)#		Advertisement relating to Harmony’s offer and the prospective competent persons report on Harmony’s gold reserves, dated March 29, 2005

i

Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

#	Previously filed.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

ii